Amendment to the By-Laws
                                       of
                      Credit Suisse Japan Growth Fund, Inc.

Pursuant to Article VIII of the By-Laws of Credit Suisse Japan Growth Fund, Inc., the name has changed to Credit Suisse Japan Equity Fund, Inc.

Dated the 20th day of May, 2003